DC
NO ACT
P.E 2-14-03
1-11084

DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

03016113

February 18, 2003

Richard D. Schepp
Executive Vice President
General Counsel/Secretary
Kohl's Corporation
Corporate Offices
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

Act	1934
Section	
Rule	14A-8
Public Availability	2/18/2003

Re: Kohl's Corporation

Dear Mr. Schepp:

This is in regard to your letter dated February 14, 2003 concerning the shareholder proposal submitted by the Adrian Dominician Sisters, Catholic Healthcare West, CHRISTUS Health, the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, the Congregation of Sisters of St. Agnes, the Domestic and Foreign Missionary Society of the Protestant Episcopal Church of the United States of America, the Dominican Sisters, St. Mary of the Springs, Columbus, Ohio, the Dominican Sisters of Springfield, IL, Aaron Merle Epstein, the Nuns of the Third Order of St. Dominic, the Milwaukee Province of the School Sisters of Notre Dame, the School Sisters of St. Francis, the Congregation of the Sisters of Charity of the Incarnate Word, Houston, the Sisters of Mercy, Burlingame, the Sisters of St. Francis of Assisi and the Congregation of the Sisters of Saint Joseph, Philadelphia for inclusion in Kohl's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Kohl's therefore withdraws its January 8, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Alex Shukhman

Alex Shukhman
Attorney-Advisor

cc: Irene Senn
Corporate Responsibility Agent
The Sisters of St. Francis of Assisi
3221 South Lake Drive
St. Francis, WI 53235-3799

Patrick Doherty
Bureau of Asset Management
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

KOHL'S

February 14, 2003

VIA FACSIMILE & AIRBORNE EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

RECEIVED
2003 FEB 19 PM 5: 26
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: **Withdrawal of No Action Request by Kohl's Corporation for Shareholder Proposal**

Ladies and Gentlemen:

Per my letter dated January 8, 2003, Kohl's Corporation (the "Company") requested that the Staff concur in our opinion that the Company may omit from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a stockholder proposal and statement in support thereof (collectively, the "Proposal") co-sponsored by the group of shareholders listed on the attached Exhibit A ("the Proponents").

The Proponents have notified the Company via letters dated February 11, 2003 that they have decided to withdraw the Proposal. A copy of the February 11 correspondence from the Proponents is attached as Exhibit B.

Because the Proponents have now voluntarily withdrawn the Proposal and therefore have rendered the matter moot, we are informing you that it is unnecessary for the Staff to respond to our request for Staff concurrence regarding the exclusion of the Proposal from the Company's 2003 Proxy Materials. Please withdraw our request.

Kindly acknowledge receipt of this letter by stamping the enclosed photocopy and returning the same to me in the enclosed self-addressed envelope. Should you have any questions or comments regarding the foregoing, please contact the undersigned at (262) 703-2787.

Sincerely,

Richard D. Schepp
Executive Vice President
General Counsel/Secretary

CORPORATE OFFICES • N56 W17000 RIDGEWOOD DRIVE • MENOMONEE FALLS, WISCONSIN 53051 • (262) 703-7000 cc: Proponents

EXHIBIT A

Proponents

Adrian Dominican Sisters,
Catholic Healthcare West,
Christus Health,
City of New York Comptroller, as custodian and trustee of:

a. NYC Employees' Retirement System;
b. NYC Teachers' Retirement System;
c. NYC Fire Dept Pension Funds Art 2B;
d. NYC Police Dept Pension Fund Art 2

Congregation of Sisters of St. Agnes,
Domestic and Foreign Missionary Society of the Episcopal Church,
Dominican Sisters, St. Mary of the Springs,
Dominican Sisters of Springfield, IL,
Aaron Merle Epstein,
Nuns of the Third Order of St. Dominic (The Dominican Sisters of Great Bend, KS),
School Sisters of Notre Dame – Milwaukee Province,
School Sisters of St. Francis, Inc.,
Sisters of Charity of the Incarnate Word, Houston
Sisters of Mercy, Berlingame,
Sisters of St. Francis of Assisi, and
Sisters of St. Joseph

EXHIBIT B

February 11, 2003

Richard D. Schepp
Senior Vice President
General Counsel/Secretary
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

Dear Mr. Schepp,

I am writing to inform you of our decision to withdraw the resolution requesting that Kohl's amend its Terms of Engagement. I am doing so on behalf of the Sisters of St. Francis of Assisi and all who co-filed the shareholder resolution – with the exception of the City of New York Comptroller.

It is our hope that Kohl's management will agree to further dialogue with us regarding some of the concerns that we have previously raised in meetings with the company. We appreciate the opportunity to have had fruitful conversations in the past and look forward to continuing this tradition with you.

Sincerely,

Irene Senn

Irene Senn
Corporate Responsibility Agent

The Sisters of St. Francis of Assisi
3221 South Lake Drive St. Francis, WI 53235-3799 Fax 414.744.7193 Phone 414.744.1160
www.lakeosfs.org

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

February 11, 2003

Mr. Richard D. Schepp
Executive Vice President and
General Counsel/ Secretary
Kohl's Department Stores
N56 W17000 Ridgewood Drive
Menomonee Falls , Wisconsin 53051

Dear Schepp:

This is to inform you that the New York City pension funds ("the funds") wish to withdraw the resolution on Kohl's Terms of Engagement for its business partners that was submitted to you by Comptroller William C. Thompson on behalf of the funds in November,2002.

Sincerely,

Patrick Doherty
Bureau of Asset Management

PD:ma

KOHL'S

January 8, 2003

VIA AIRBORNE EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Shareholder Proposal

Ladies and Gentlemen:

Kohl's Corporation, a Wisconsin corporation (the "Company"), respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action to the Commission if the Company omits the shareholder proposal described below from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Shareholders (the "2003 Proxy"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company has received a proposal co-sponsored by the group of shareholders listed on the attached Exhibit A ("the Proponents") requesting, pursuant to Rule 14a-8 of the Exchange Act, that the Company include a shareholder proposal (the "Proposal") in the 2003 Proxy. A copy of the Proposal and the correspondence from the Proponents is attached hereto as Exhibit B.

I. Summary of the Proposal

The Proposal calls for a report relating to the Company's efforts to ensure that its vendors and suppliers comply with the "Terms of Engagement for Kohl's Business Partners" ("TOE"). The TOE is a Company policy setting forth the Company's expectations with respect to its vendors' and suppliers' labor practices and expectations with respect to employees' human rights. The Proposal provides as follows:

"Resolved: the shareholders request that Kohl's commit to a program of outside, independent monitoring of compliance with its Terms of Engagement for its vendors and suppliers, and report annually, the first such report, omitting confidential information and prepared at reasonable cost, to be completed by January 2004"

As their "Supporting Statement", the Proponents briefly summarize nine of the 13 Convention documents of the International Labor Organization ("ILO"), which address workers' rights to form and join trade unions, discrimination in the workplace, equality of opportunity, forced or prison labor and child labor.

II. Grounds for Omission

The Company believes the Proposal may be omitted from the 2003 Proxy for each of the following independent reasons:

1. Pursuant to Rule 14a-8(i)(12)(ii) or Rule 14a-8(i)(12)(iii), because the Proposal deals with substantially the same subject matter as a prior proposal that has not received the requisite percentage of votes cast when last submitted;

2. Pursuant to Rule 14a-8(i)(10), because the Proposal has been substantially implemented; and

3. Pursuant to Rule 14a-8(i)(3), because the Proposal is vague, false and misleading.

1. The Proposal may be omitted pursuant to Rule 14a-8(i)(12)(ii) or, alternatively, Rule 14a-8(i)(12)(iii) because it deals with the same subject matter as a prior proposal that did not receive the requisite percentage of votes cast when last submitted.

Rule 14a-8(i)(12)(ii) permits the exclusion of shareholder proposals dealing with "substantially the same subject matter as a prior proposal submitted to security holders" if the proposal was submitted at two meetings during the preceding five calendar years and received at the time of its second submission less than six percent of the total number of votes cast. Rule 14a-8(i)(12)(iii) permits the exclusion of shareholder proposals dealing with "substantially the same subject matter as a prior proposal submitted to security holders" if the proposal was submitted at three meetings during the preceding five calendar years and received at the time of its third submission less than 10% of the total number of votes cast.

Shareholder proposals dealing with the same subject matter as the Proposal have been submitted to the Company's shareholders on three prior occasions within the past five calendar years:

A. In 1998, a proposal was submitted requesting that the Company prepare a report describing the Company's actions to ensure that it does not and will not do business with foreign suppliers who manufacture items for sale in the

United States using forced labor, convict labor, or illegal child labor, or who fail to satisfy all applicable laws and standards protecting their employees' wages, benefits, working conditions, freedom of association, and other rights. *The report was to include a summary of current monitoring practices enforcing the Company's policies for its manufacturers and suppliers and establishment of independent monitoring programs in conjunction with local respected religious and human rights groups.*

This proposal received 9.9% of the votes cast on the matter.

B. In 2000, a proposal was submitted requesting that the Company prepare a report on the Company's International Operating Principles and compliance mechanisms for its vendors, subcontractors and buying agents in the countries where it sources. *The supporting statement to this proposal dealt strictly with independent monitoring to detect human rights violations, concluding: "Through the utilization of independent monitoring programs, there can be greater assurance that Kohl's standards are applied, protecting the company from negative publicity associated with the discovery of sweatshop practices".*

This proposal received 8.6% of the votes cast on the matter.

C. In 2002, a proposal was submitted requesting that the Company *prepare a report on the Company's commitment to a program of outside, independent monitoring of compliance with its Terms of Engagement for its vendors and suppliers.* In nearly identical language to that used in the supporting statement of the current Proposal, the 2002 proposal described eight of the 13 Convention documents of the International Labor Organization.

This proposal received 4.2% of the votes cast on the matter.

The proposals presented in 1998, 2000 and 2001 are enclosed herewith as Exhibits C, D, and E, respectively.

The three prior proposals and the Proposal are substantially the same, since the main thrust and focus of all of them is preparation of a report on the Company's implementation and monitoring of standards for foreign suppliers to ensure they do not utilize questionable labor practices or otherwise violate employees' human rights.

"Substantially the same subject matter", as that phrase is used in Rules 14a-8(i)(12)(ii) and (iii), does not mean that the prior proposals and the Proposal have to be exactly the same. The Commission's statements in announcing the current version of Rule 14a-8(ii)(12) and Rule 14a-8(iii)(12) in 1983 (Release No. 34-20091) are directly on point:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is

aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than specific language or actions proposed to deal with those concerns.

Rule 14a-8(i) (12)(ii) and Rule 14a-8(i) (12)(iii) are both intended to give stockholders a fair opportunity to address matters of legitimate, common concern, but to rationally draw the line on those matters previously considered by stockholders. This prevents the waste of corporate resources and constant refocusing upon matters already addressed. In this case, the Company's stockholders have had three opportunities to address the issue of the implementation and monitoring of standards for foreign suppliers. In all three instances, the shareholders have spoken.

Beginning with its favorable no-action letters to *The Interpublic Group of Companies* (April 3, 1992) and *Kennametal, Inc.* (August 24, 1992), the Staff has consistently agreed with the exclusion of repeat proposals having similar substantive concerns and aims, notwithstanding differences in specific language or corporate action proposed. The *Interpublic* and *Kennametal* letters related to the issue of operations in South Africa until apartheid was eradicated. The Staff found that proposals to refrain from new or expanded investment in South Africa and to issue a report on South African operations were substantially similar to prior proposals to divest South African operations and terminate all economic ties with South Africa. In other recent letters, the Staff has similarly allowed omission of proposals relating to the same underlying social or policy issue, notwithstanding differences in the specific actions sought by the proposals. ***See, e.g.,*** Eastman Chemical Company (February 28, 1997) (proposal seeking report on legal issues related to supply of raw material products to tobacco companies deals with substantially the same subject matter as prior proposal requesting divestiture of product line); Great Lakes Chemical Corporation (February 22, 1996) (proposal requesting a report on various aspects of methyl bromide production, including management studies, risk-benefit analysis, and related litigation, deals with substantially the same subject matter as prior proposals seeking cessation of methyl bromide production); Gannett Co., Inc. (February 12, 1996) (proposals seeking policies to curtail and counter impact of tobacco advertising deal with substantially the same subject matter as prior proposals requesting research and reports on tobacco advertising); Bristol-Myers Squibb Company (February 6, 1996) (proposal seeking educational efforts to inform women of possible abortifacient action of company products deals with substantially the same subject matter as prior proposal requesting that the company refrain from giving charitable contributions to organizations that perform abortions).

The most recent example of the Staff's position on this issue is its no-action letter in *Dillard's Inc.* (March 22, 2002). The *Dillard's* letter related to a proposal brought by a number of proponents, several of who are the Proponents of the current Proposal. The Dillard's proposal requested the company's commitment to the implementation of: (i) a code of corporate conduct based upon certain ILO convention documents, and (ii) a program of independent monitoring of compliance with those standards. Staff issued a no-action letter based upon Dillard's argument that prior proposals dealing with substantially the same subject matter had failed to receive the requisite percentage of votes cast when last submitted. This finding was made even though the prior proposals were much more general in nature, requesting a report on Dillard's actions to ensure that its foreign suppliers do not utilize questionable labor practices or otherwise violate employees' human rights. The Proponents unsuccessfully argued that the latest proposal was substantially different from prior proposals because the latest proposal called for a commitment to specific ILO standards and because the prior proposals had not requested implementation of an independent monitoring program to ensure compliance. Staff disagreed with the proponents and allowed exclusion of the proposal.

2. The Proposal may be omitted pursuant to Rule 14a-8(i)(10) because it has been substantially implemented, and is therefore moot.

Rule 14a-8(i)(10) permits a registrant to omit a proposal that is substantially implemented. As noted above, the Proposal requests "that Kohl's commit to a program of outside, independent monitoring of compliance with its Terms of Engagement for its vendors and suppliers and report annually, the first such report, omitting confidential information and prepared at reasonable cost, to be completed by January 2004". The Company believes that the Proposal should be excluded under Rule 14a-8(i)(10), because the Company has already "committed to a program of outside, independent monitoring of compliance with its Terms of Engagement for its vendors and suppliers" as part of its extensive, worldwide compliance program. Furthermore, the Company has prominently posted a "Report to Shareholders on Vendor Partner Social Compliance" on the Company's website. This report to shareholders, which has been available for nearly a year, will be updated annually.

To ensure compliance with the TOE, the Company has established a thorough and ongoing factory monitoring program. Monitoring of vendors and suppliers is performed by third party monitors who inspect prospective vendors' and suppliers' facilities and operations as a condition precedent to establishing a business relationship with the Company. Once approved, vendors and suppliers are monitored annually by these third party monitors. To ensure compliance with the TOE, the Company also requires its principal buying agent, who is trained to recognize violations of the TOE, to notify the Company of such matters when they are observed.

The Company has engaged two independent compliance and monitoring firms to conduct inspections of its vendors' and suppliers' facilities. Both of these firms enjoy a strong international reputation in the human rights monitoring field and have auditing professionals located in the territories in which manufacturing facilities are located, able to speak in the language of the local workers. The facility monitoring process includes meetings with the facility management to ensure a thorough understanding of the TOE, production observations, private and confidential interviews with randomly selected workers, and review of payroll and other corporate records. Upon completion of each monitoring visit, the monitor summarizes and discusses each deficiency with the facility's management team and reports findings to the Company within seven days. The Company's internal sourcing staff carefully reviews the monitor's report and promptly sends a summary of the monitoring results to the manufacturing facility and the Company's vendor or supplier, notifying each of them in writing of any TOE deficiencies that have been identified. The Company then works with the vendor or supplier to determine a reasonable timetable for the facility to achieve compliance. Refusal to comply with the TOE may result in cancellation of purchase orders and termination of future business relationships with the vendor or supplier. Follow-up evaluations are completed to verify that adequate corrective measures have been taken by the vendor or supplier.

To help vendors, suppliers, shareholders and any other parties understand the elements and results of the Company's third party factory monitoring program and compliance efforts, the Company has prominently posted a "Report to Shareholders on Vendor Partner Social Compliance" on the Investor Relations page of the Company's website (www.kohlscorporation.com/InvestorRelations/pdfs/report_social_compliance.pdf). This report describes the TOE, the Company's TOE compliance philosophies, mechanisms employed to ensure TOE compliance, the identities of the independent third party monitors, and provides an overview of the TOE monitoring process. The report also recaps developments in the Company's TOE compliance program over the previous year.

The Company's existing monitoring program has been effective. Through the end of fiscal 2002, the Company's outside monitors have monitored hundreds of manufacturing facilities. During this period, these monitors have identified numerous opportunities for remediation, causing the Company's vendors and suppliers to create specific plans to remedy them and prompting vendors and suppliers to enact policies in support of ongoing TOE compliance.

When a company can demonstrate that it has already adopted policies or taken actions to address each element of a proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. ***See, e.g.***, *Kmart Corp.,* (Feb 23, 2000) (proposal that company prepare a report on its vendor standards and compliance mechanisms for its overseas vendors was excludable as moot), *Nordstrom Inc.* (Feb. 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot); ***see also,*** *Sears, Roebuck and Co.* (February 23, 1998), *The Limited, Inc.* (March 15, 1996) and *The Gap, Inc.* (March 8, 1996). The Staff does not require a company to have implemented a proposal in each of its precise details; rather, the Company may omit the proposal under Rule 14a-8(i)(10) if it has substantially implemented the "essential objectives" of the proposal. *General Motors Corporation* (March 4, 1996).

Accordingly, The Proposal may be omitted from the 2003 Proxy pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal, rendering the Proposal moot.

3. The Proposal may be omitted pursuant to Rule 14a-8(i)(3) because it violates the proxy rules.

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal where the proposal or supporting statement is contrary to any of the Commission's proxy rules. A shareholder proposal or supporting statement may be excluded when it is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has determined that one respect in which a proposal may be considered sufficiently vague to warrant its exclusion is where "the standards under the proposal may be subject to differing interpretations." *Hershey Foods Corp.*, (Dec. 27, 1988). A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measure the proposal requires." *Philadelphia Electric Co.* (July 30, 1992). ***See also*** *Kohl's Corporation* (March 13, 2001), *Revlon, Inc.* (March 13, 2001), *McDonald's Corp.* (March 13, 2001), *Ann Taylor Stores Corp.*, (March 13, 2001). As set forth below, the Proposal and supporting statement contain the types of obvious deficiencies and inaccuracies that make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise false and misleading statements that the Proposal must be completely excluded.

The Proposal is vague and misleading because shareholders will not understand what they are being asked to consider from the text of the Proposal and the supporting statement. The Proposal is completely devoid of any description of the type of monitoring program sought by the Proponents. Rather than describing the intent or meaning of the proposal, the supporting statement inexplicably and vaguely summarizes nine of the 13 Convention documents of the International Labor Organization, which address workers' rights to form and join trade unions, discrimination in the workplace, equality of opportunity, forced or prison labor and child labor.

The Proposal is also misleading because the shareholders would be unable to determine what actions or measures would be required to implement the Proposal. As stated above, the Company already has implemented a comprehensive program of outside, independent monitoring of its vendors and suppliers compliance with the TOE, but the Proposal does not discuss what additional actions would be needed.

The supporting statement itself is materially misleading. Although phrased in the form of factual assertions, these assertions are actually Proponent's unsubstantiated opinions, and are entirely unrelated to the text of the Proposal. Such statements render the supporting statement materially misleading, requiring the exclusion of the Proposal. While such defects can sometimes be corrected by allowing the proponent to qualify that the statements are nothing more than the proponent's opinion, *Tyco International Ltd.* (December 16, 2002), the fact that the statements are not directly supportive of the text of the Proposal itself would render such qualifications ineffective. Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, the Staff may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing shareholder proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the shareholder proposal process and diverts resources away from analyzing core issues arising under rule 14a-8."

Because the Proposal is misleading on several levels, it may be excluded pursuant to Rule 14a-8(i)(3).

III. Conclusion

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is omitted from the Company's 2003 Proxy. Pursuant to Rule 14a-8(j), enclosed herewith are five (5) copies of this letter and the Proposal. The Company, by copy of this letter, is notifying the Proponents of its intention to omit the Proposal from its Proxy pursuant to Rules 14a-8(i)(12), 14a-8(i)(10) and 14a-8(i)(3). This letter is being filed with the Commission no later than 80 calendar days before the Company will file its definitive 2003 Proxy with the Commission.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (262) 703-2787.

Sincerely,

Richard D. Schepp
Executive Vice President
General Counsel/Secretary

cc: Proponents (w/enclosure)

EXHIBIT A

Proponents

Adrian Dominican Sisters,
Catholic Healthcare West,
Christus Health,
City of New York Comptroller, as custodian and trustee of:

a. NYC Employees' Retirement System;
b. NYC Teachers' Retirement System;
c. NYC Fire Dept Pension Funds Art 2B;
d. NYC Police Dept Pension Fund Art 2

Congregation of Sisters of St. Agnes,
Domestic and Foreign Missionary Society of the Episcopal Church,
Dominican Sisters, St. Mary of the Springs,
Dominican Sisters of Springfield, IL,
Aaron Merle Epstein,
Nuns of the Third Order of St. Dominic (The Dominican Sisters of Great Bend, KS),
School Sisters of Notre Dame – Milwaukee Province,
School Sisters of St. Francis, Inc.,
Sisters of Charity of the Incarnate Word, Houston
Sisters of Mercy, Berlingame,
Sisters of St. Francis of Assisi, and
Sisters of St. Joseph

EXHIBIT B

Shareholder Proposal

(See attached)

Amend Terms of Engagement for Kohl's Business Partners--2003

Whereas: Consumers and shareholders continue to be seriously concerned about whether abusive working conditions and absence of a living wage exist in facilities where the products they buy are produced or assembled.

Three-quarters of the US consumers surveyed would avoid shopping at a retailer that they knew sold garments made in sweatshops. An overwhelming 86% of those surveyed would pay a 5% mark-up to ensure decent working conditions. ("The Consumer and Sweatshops," Marymount University Survey, November 1999)

Our company purchased goods produced in countries like China where human rights abuses and unfair labor practices have been well documented. (U.S. State Department's "China Country Report on Human Rights Practices – 2000")

Reports that suppliers are exploiting workers may damage our company's reputation and generate a consumer backlash. Our company should demonstrate enforcement of its standards by developing independent monitoring programs with local, respected and independent religious, human rights and labor groups.

According to *Business Week*, "Employers in several developing countries are even asking for independent monitoring of their factories to attract or retain orders from Western companies." (Business Week, "Do-It-Yourself Labor Standards," 11/19/01)

We believe social auditing firms are not sufficiently independent of the company to provide credible third party verification. To be credible, the process of monitoring and verification must be transparent, with the contents of compliance reports made public.

To improve the quality of life of workers who make its products, our company should encourage its suppliers to implement ongoing wage adjustments, ensuring that workers are paid a sustainable living wage.

We believe Kohl's should establish incentives to encourage its suppliers and vendors to raise labor standards and terminate contracts only as a last resort.

Resolved: the shareholders request that Kohl's commit to a program of outside, independent monitoring of compliance with its Terms of Engagement for its vendors and suppliers, and report annually, the first such report, omitting confidential information and prepared at reasonable cost, to be completed by January 2004.

Supporting Statement

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98).
2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111).
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105).
5. There shall be no use of child labor. (ILO Convention 138 and 182).

Rec'd 12/17 SATURDAY

ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3400 Phone
517-266-3524 Fax
Portfolio Advisory Board

December 5, 2002

Mr. R. Lawrence Montgomery
Chief Executive Officer
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051-5660

Dear Mr. Montgomery:

The Adrian Dominican Sisters are the are the beneficial owners of 100 shares of common stock in Kohl's Corporation. A letter of stock verification is enclosed. I am authorized to notify you of our intention to present the enclosed resolution: *Amend Terms of Engagement for Kohl's Business Partners,* in conjunction with the Sisters of Saint Francis of Assisi and other shareholders of the Interfaith Center on Corporate responsibility-ICCR, at Kohl's next annual meeting. I therefore submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities of Exchange Act of 1934. Ownership of our shares will continue through the date of Kohl's next annual meeting. We request that our religious institution, the Adrian Dominican Sisters, be named as co-sponsors of this resolution when the company prepares proxy materials.

Kohl's document; *Terms of Engagement for Business Partners*, states social norms that the company supports. In past years we have discussed with Kohl's the weaknesses inherent in this document. The issues of sustainable wages, independent monitoring and vendor standards still concern us. We have not received any indication of how Kohl's has complied with employment practices and ethical standards stated in the above mentioned document.. Likewise, we lack information on Kohl's adherence to national laws, workers' safety and other legal and environmental requirements.

The above paragraph indicates our motivation in presenting our resolution to Kohl's at this time. We believe the company will strengthen its corporate image and productivity by developing policies that protect workers, their families, and communities where Kohl's operates. Enhancement of the elements above will strengthen the business community and create equity for shareholders and consumers alike.

Sincerely,

Sister Annette M. Sinagra, OP

Sister Annette M. Sinagra, OP
Corporate Analyst

cc: Irene Senn-Sisters of St. Francis of Assisi-Corporate Responsibility Agent
Rev. David Schilling-Global Corp. Accountability Staff-ICCR
ICCR co-filers

Catholic Healthcare West
CHW

1700 Montgomery Street
Suite 300
San Francisco, CA 94111-1024
(415) 438-5500 Telephone
(415) 438-5724 Facsimile

DEC 6 REC'D

December 4, 2002

Mr. R. Lawrence Montgomery
CEO
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

Dear Mr. Montgomery:

Catholic Healthcare West (CHW) is a health care delivery system serving communities in the western United States. As a religiously sponsored organization, CHW seeks to reflect its values, principles and mission in its investment decisions. We remain concerned about issues that we have raised previously with our company. We appreciate the dialogue that we have shared in the past and remain hopeful that we can engage in further fruitful conversation about our mutual concerns.

Catholic Healthcare West is the beneficial owner of the requisite number of shares of Kohl's common stock. A letter verifying our ownership is enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the annual meeting.

We present the resolution for inclusion in the proxy statement for action at the annual meeting in 2003 in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We request that Catholic Healthcare West be listed as a sponsor of this resolution in the company proxy statement. There will be a representative present at the annual meeting to present this resolution as required by SEC rules. We are filing this resolution along with other concerned investors. Irene Senn, representing the Sisters of St. Francis of Assisi, will serve as the primary contact.

Again, we would welcome dialogue with representatives of our company, which might lead to the withdrawal of the resolution prior to the time of the annual meeting in 2003.

Sincerely,

Susan Vickers

Susan Vickers, RSM
Director of Advocacy

Encl.

cc: Kathleen Coll, SSJ
Sr. Regina Murphy, ICCR

CHRISTUS
Health

DEC -9 REC'D

December 5, 2002

DEC -9 REC'D

R. Lawrence Montgomery
Chief Executive Officer
Kohl's Corporation
N 56 W 17000 Ridgewood Drive
Menomonee Falls, WI 53051

Dear Mr. Montgomery:

CHRISTUS Health looks for social and environmental as well as financial accountability in its investments. We are particularly concerned about the wages and the conditions of the people working at suppliers of our companies.

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by the Sisters of St. Francis of Assisi. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in Kohl's Corporation. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. We would urge you to contact Irene Senn of the Sisters of St. Francis of Assisi if you believe that dialogue might be helpful. Her email address is imbsenn@lakeosfs.org.

Yours truly,

Donna Meyer

Donna Meyer, Ph.D.
System Director – Community Health

DM:gar
Enclosure

2600 North Loop West | Houston | TX 77092
Tel 713.681.8877

COMPTROLLER OF THE CITY OF NEW YORK
1 CENTRE STREET
NEW YORK, NY 10007-2341
(212) 669-3500

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 26, 2002

Mr. Richard D. Schepp
Secretary
Kohls Corporation
N56 W 17000 Ridgewood Drive
Menomonee Falls, WI 53051

Dear Mr. Schepp:

As the Comptroller of the City of New York, I am the investment adviser and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

It calls for the implementation of a uniform, verifiable, international standard for workers rights based on the conventions of the United Nations' International Labor Organization (ILO). Its adoption would benefit our company by helping to ensure that it is not associated with human rights violations in the workplace.

We submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Citibank certifying the funds' ownership, for over a year, of 1,066,898 shares of Kohl's Corporation common stock, with a market value of over $70 million are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our fund will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact Mr. Patrick Doherty of my office (212) 669-2651, if you have any further questions on this matter.

Very truly yours,

William C. Thompson, Jr.

WCT:pd:ma

Enclosures

DEC -6 REC'D

CSA
Congregation of Sisters of St. Agnes
Promoting Justice, Building Community

December 3, 2002

Mr. R. Lawrence Montgomery
CEO
Kohl's Corporation
N56W17000 Ridgewood Drive
Menomonee Falls, WI 53051

Dear Mr. Kellogg,

The Congregation of Sisters of St. Agnes (CSA) is joining the Sisters of St. Francis Assisi in filing the attached resolution. I am submitting it for inclusion in the 2003 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

The Congregation is the beneficial owner of at least $2,000 worth of Kohl's stock and intends to hold it until after the annual meeting. (See attached verification.)

The Sisters of St. Francis Assisi through Ms. Irene Senn, are the primary contact for this resolution. I do anticipate receiving pertinent information

Sincerely,

S. Stella Storch, OP

S. Stella Storch, OP
CSA Justice Coordinator

Cc: David Schilling, ICCR
Irene Senn

320 County Road K, Fond du Lac, WI 54935
920.907.2300 · Fax 920.923.3194
email: csaadm@csasisters.org · web: www.csasisters.org

THE EPISCOPAL CHURCH CENTER

815 SECOND AVENUE • NEW YORK, NEW YORK 10017-4594 • 212/867-8400
800/334-7626 • 800/321-2231 (NY) • FAX 212/867-0395 • TELEX 4909957001 EPI UI

VIA FEDERAL EXPRESS DEC -9 REC'D

December 5, 2002

Mr. R. Lawrence Montgomery
CEO
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

Dear Mr. Montgomery:

The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America ("Episcopal Church") is the beneficial owner of 6,500 shares of Kohl's Corporation common stock (held for the Church by the Bank of New York).

The Episcopal Church has long been concerned not only with the financial return on its investments, but also (along with many other churches and socially concerned investors) with the moral and ethical implications of its investments. We are especially concerned about issues related to human rights standards; we believe that retailers have a moral responsibility to source their products from vendors that do not exploit their workers.

To this end, the Episcopal Church hereby files the attached shareholder proposal and supporting statement, which requests that Kohl's commit to a program of outside, independent monitoring of compliance with its Terms of Engagement for its vendors and suppliers, and report annually, the first such report, omitting confidential information and prepared at reasonable cost, to be completed by January 2004, for consideration at the 2003 Annual Meeting. This resolution is being submitted in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The Church has held at least $2,000 in Kohl's common stock for the past year, and will hold at $2,000 through the 2003 annual meeting. We hope that you will find this request both reasonable and easy to fulfill, so that an agreement might be reached—allowing the Episcopal Church to withdraw the proposal.

The Episcopal Church has designated Irene Senn of the Sisters of St. Francis of Assisi to act on its behalf with regard to this resolution.

Very truly yours,

Ralph O'Hara
Treasurer

DEC 10 REC'D

Dominican Sisters, St. Mary of the Springs
2320 Airport Drive, Columbus, Ohio 43219-2098
Telephone (614) 252-2137 FAX (614) 252-7435

December 5, 2002

R. Lawrence Montgomery CEO
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

Dear Mr. Montgomery:

The Dominican Sisters, St. Mary of the Springs, Columbus, Ohio is a religious order of women seeking to reflect its values, principles and mission in its investment decisions.

We are deeply concerned about the plight of workers in countries where abusive working conditions and unfair labor practices continue to exist.

The Dominican Sisters, St. Mary of the Springs, Columbus, Ohio is the beneficial owner of 6,950 shares of Kohl's Corporation common stock. Through this letter we notify the company of our co-sponsorship of the enclosed resolution with the Sisters of St. Francis of Assisi and other concerned investors. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution with the Sisters of St. Francis of Assisi in the company proxy statement.

Proof of ownership of common stock in the company is enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. Ms. Irene Senn, representing the Sisters of St. Francis of Assisi, will serve as primary contact for the co-sponsors.

Sincerely,

Helena M Sause, OP

Sister Helena Sause, OP
Dominican Sisters, St. Mary of the Springs, Columbus, Ohio

Cc: Ms. Irene Senn, Sisters of St. Francis of Assisi
Rev. David Schilling, ICCR

DEC -6 REC'D

Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 West Monroe
Springfield, Illinois 62704
(217) 787-0481 Fax (217) 787-8169

December 4, 2002

R. Lawrence Montgomery CEO
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

Dear Mr. Montgomery:

The Dominican Sisters of Springfield, IL is a religious order of women seeking to reflect its values, principles and mission in its investment decisions.

We are deeply concerned about the plight of workers in countries where abusive working conditions and unfair labor practices continue to exist.

The Dominican Sisters of Springfield, IL is the beneficial owner of 55 shares of Kohl's Corporation common stock. Through this letter we notify the company of our co-sponsorship of the enclosed resolution with the Sisters of St. Francis of Assisi and other concerned investors. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution with the Sisters of St. Francis of Assisi in the company proxy statement.

Proof of ownership of common stock in the company is enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. Ms. Irene Senn, representing the Sisters of St. Francis of Assisi, will serve as primary contact for the co-sponsors.

Sincerely,

Sister Linda Hayes, OP

Sister Linda Hayes, OP
Director, Corporate Social Responsibility
Springfield Dominican Sisters

Cc: Ms. Irene Senn, Sisters of St. Francis of Assisi
Rev. David Schilling, ICCR

AARON MERLE EPSTEIN
13455 Ventura Blvd., #209
Sherman Oaks, California 91423-6122
Voice (818)981-7094–Fax (818)506-0663
Internet: aaronep@pacbell.net

DEC - 6 REC'D

December 3, 2002

Mr. Lawrence Montgomery
Chief Executive Officer & Vice Chairman
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051-5660

Dear Mr. Montgomery:

I am owner of common shares in KOHL'S CORPORATION. The shares are valued at more than $2,000. My taxpayer id# is 572-34-7563. I am writing you to notify you that I am co-filing with Ms. Irene Senn of the Sisters of St. Francis of Assisi the enclosed shareholder resolution titled AMEND TERMS OF ENGAGEMENT FOR KOHL'S BUSINESS PARTNERS—2003 which we submit to be presented to the shareholders at your next annual meeting. This proxy statement is in accordance with rule 12a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. Ownership of my shares will continue through the date of Kohl's Corporation annual meeting of shareholders in 2003. I have held my shares for more than one year.

We believe the company will strengthen its corporate image and productivity by enhancing their policies that protect workers, their families and communities where Kohl's operates. Enhancement of these elements will strengthen the business community and create equity for shareholders and consumers alike.

Sincerely,

Aaron M. Epstein

Aaron M. Epstein

cc: Irene Senn - Srs. of St. Francis of Assisi-Corporate Responsibility Agent
Rev. David Schilling-ICCR Global Corp. Acct. Issue Group Staff

Nuns of the Third Order of St. Dominic

Dominican Sisters
3600 Broadway
Great Bend KS 67530-3692

Phone: 620-792-1232
Fax: 620-792-1746

DEC 10 RECD

December 4, 2002

R. Lawrence Montgomery CEO
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

Dear Mr. Montgomery:

The Dominican Sisters of Great Bend, KS (Legal title: Nuns of the Third Order of St. Dominic) is a religious order of women seeking to reflect its values, principles and mission in its investment decisions.

We are deeply concerned about the plight of workers in countries where abusive working conditions and unfair labor practices continue to exist.

The Nuns of the Third Order of St. Dominic is the beneficial owner of 850 shares of Kohl's Corporation common stock. Through this letter we notify the company of our co-sponsorship of the enclosed resolution with the Sisters of St. Francis of Assisi and other concerned investors. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution with the Sisters of St. Francis of Assisi in the company proxy statement.

Proof of ownership of common stock in the company is enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. Ms. Irene Senn, representing the Sisters of St. Francis of Assisi, will serve as primary contact for the co-sponsors.

Sincerely,

Sister Judith Lindell

Sister Judith Lindell, OP
Dominican Sisters of Great Bend, KS

Cc: Ms. Irene Senn, Sisters of St. Francis of Assisi
Rev. David Schilling, ICCR

We, the Dominican Sisters of Great Bend, are called:
To be attentive to the Lord, to proclaim the Word, and to celebrate Life.

School Sisters of Notre Dame
Office of Global Justice & Peace
13105 Watertown Plank Road
Elm Grove, WI 53122-2291
Phone: (262) 782-9850 ext. 723
Fax: (262) 207-0051

DEC -6 REC'D

December 4, 2002

Mr. R. Lawrence Montgomery
CEO
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

Dear Mr. Montgomery:

I am writing you on behalf of the Milwaukee Province of the School Sisters of Notre Dame, an international religious congregation committed to promoting education, human rights and human dignity in all aspects of ministry and life. Globally there are over 4,600 School Sisters of Notre Dame in some 30 countries across 5 continents. The Milwaukee Province of the School Sisters of Notre Dame includes over 500 sisters who live and work primarily in Wisconsin and surrounding states.

The School Sisters of Notre Dame - Milwaukee Province are the owners of 100 shares of Kohls Corp. stock and have held shares in Kohls since November 9, 1999. Verification of ownership of the shares is attached. We intend to hold the stock at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to co-file the enclosed resolution being submitted by the Sisters of St. Francis of Assisi for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accord with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Timothy P. Dewane, Director
Office of Global Justice & Peace

Cc: Irene Senn
David Schilling - ICCR
Fr. Mike Crosby

SCHOOL SISTERS OF ST. FRANCIS, INC.
International Offices - Generalate
1501 S. Layton Blvd., Milwaukee, WI 53215-1924
414 - 384 - 4105 • Fax 414 - 944 - 6060
email generalate@sssf.org • www.sssf.org

December 6, 2002

DEC 10 REC'D

Mr. Larry Montgomery, CEO
Kohl's Corporation
N56 W17000 Ridgewood Dr.
Menomonee Falls, WI 53051

Dear Mr. Montgomery,

The School Sisters of St. Francis are co-filing with Ms. Irene Senn, representing the Sisters of St. Francis of Assisi and other concerned shareholders on the enclosed resolution. We are filing this resolution in order to express our going concern about the monitoring of factories for compliance with the "Terms of Engagement."

We own 1,000 shares of Kohl's Corporation common stock and have held a position in the company since November 1998. Copies of broker confirmations are also enclosed as proof of ownership.

We appreciate your efforts to strengthen the "Terms of Engagement." We urge Kohl's to commit to a program of outside, independent monitoring of its vendors and their factories.

Sincerely,

Daniel G. Tretow
Accountant

cc: Irene Senn, Sisters of St. Francis of Assisi
David Schilling and Diane Bratcher, ICCR
Mike Crosby, WI Corporate Responsibility Program

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

DEC -6 REC'D

December 3, 2002

R. Lawrence Montgomery
Chief Executive Officer
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

Dear Mr. Montgomery:

The Congregation of the Sisters of Charity of the Incarnate Word, Houston looks for social and environmental as well as financial accountability in its investments. We are particularly concerned about the wages and the conditions of the people working at suppliers of our companies.

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by the Sisters of St. Francis of Assisi. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in Kohl's Corporation. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. We would urge you to contact Irene Senn of the Sisters of St. Francis of Assisi if you believe that dialogue might be helpful. Her email address is imbsenn@lakeosfs.org.

Yours truly,

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility

Enclosure

Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

Regional Community of Burlingame

DEC 10 REC'D

December 5, 2002

Mr. R. Lawrence Montgomery
CEO
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

Dear Mr. Montgomery:

The Sisters of Mercy, Burlingame, seek to reflect its values, principles and mission in its investment decisions. As religious investors, we are concerned about the social and moral responsibility of those companies in which we invest, particularly related to the working conditions and wages paid in facilities where products are produced or assembled.

Sisters of Mercy, Burlingame is the beneficial owner of 2,200 shares of Kohl's common stock. Proof of ownership of common stock in the company for at least the last twelve months is attached. We have held the requisite amount of stock for over a year. We intend to maintain ownership through the date of the annual meeting.

We hereby notify the company that we are co-sponsoring the enclosed shareholder proposal. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement. There will be a representative present at the stockholders meeting to present this resolution as required by SEC Rules. We are filing this resolution along with other concerned investors. The Sisters of St. Francis of Assisi are the primary filer and Irene Senn will serve as primary contact.

We are filing the resolution in order to meet the deadline for submission. It is our tradition as religious investors to seek dialogue with companies to discuss the issues involved in the resolution. We hope that a dialogue of this sort is of interest to you as well.

Sincerely,

Vicki Cummings

Vicki Cummings
Chief Financial Officer

Enclosure

cc: Irene Senn
ICCR

Administration
2300 Adeline Drive
Burlingame, CA 94010-5599
(650) 340-7410
Fax (650) 347-2550

DEC -6 REC'D

December 3, 2002

Mr. R. Lawrence Montgomery
CEO
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

Dear Mr. Montgomery:

The Sisters of St. Francis of Assisi, as religious investors, are concerned not only with the profitability of corporations in which we invest, but also with those companies' social and moral responsibility. We are long-term members of the Wisconsin Coalition for Responsible Investment (WICRI), a regional member of the Interfaith Center on Corporate Responsibility. Along with other socially responsible investors, we continue to be concerned about issues that we have raised previously with our company. We appreciate the dialogue that we have shared in the past and remain hopeful that we can engage in further fruitful conversation about our mutual concerns.

The Sisters of St. Francis of Assisi are owners of one hundred (100) shares of common stock of Kohl's Corporation which we have held for at least one year. We intend to hold this stock through the 2003 annual shareholders meeting. Verification of ownership will be mailed under separate cover.

As Corporate Responsibility Agent of the Sisters of St. Francis of Assisi, I am authorized to inform you of our intention to file the enclosed shareholder resolution for consideration and action by the shareholders at the annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

As in the past, we remain open to dialogue regarding the matter that we want to set before the shareholders.

Sincerely,

Irene Senn

Irene Senn
Corporate Responsibility Agent

enc: Resolution
cc: David Schilling, ICCR

the Sisters of St. Francis of Assisi

3221 South Lake Drive St. Francis, WI 53235-3799 Fax 414.744.7193 Phone 414.744.1160
www.lakeosfs.org

Sisters of Saint Joseph
Mount Saint Joseph Convent
9701 Germantown Avenue
Philadelphia, PA 19118

DEC -6 REC'D

Return receipt requested

December 4, 2002

Mr. R. Lawrence Montgomery
CEO
Kohl's Corporation
N56 W 17000 Ridgewood Drive
Menomonee Falls, WI 53051

RE: Resolution for 2003 Annual Shareholder Meeting

Dear Mr. Montgomery:

The Congregation of the Sisters of Saint Joseph, Philadelphia is a faith based investor concerned about the working conditions in facilities used by our company as either suppliers or vendors. Therefore, we are co-filing the enclosed resolution with the primary filer, The Sisters of Saint Francis of Assisi represented by Irene Senn.

This resolution is for consideration and action by the shareholders at the next meeting and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a - 8 of the general rules and regulations of the Security and Exchange Act of 1934.

The Sisters of St. Joseph are beneficial owners of 10,200 shares of Kohl's Corporation stock which we have held for several years. Verification of our holdings is enclosed. We will continue to hold these shares at least through the company's annual meeting.

We believe the points made in the shareholder resolution are important for the company to address and would welcome dialogue on this important issue.

Thank you for your attention to this matter.

Sincerely,

Sister Patricia Kelly

Sister Patricia Kelly, SSJ
President
The Corporation of the Convent
of the Sisters of Saint Joseph, Chestnut Hill, Philadelphia

Enclosures

cc: Irene Senn, Sisters of Saint Francis of Assisi
David Schilling, Interfaith Center on Corporate Responsibility